TEKLA WORLD HEALTHCARE FUND

100 Federal Street, 19th Floor

Boston, MA 02110

VIA EDGAR

June 23, 2015

Karen Rossotto

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Tekla World Healthcare Fund
Registration Statement on Form N-2
File Nos. 333-202638; 811-23037

Dear Ms. Rossotto:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tekla World Healthcare Fund (“Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 2:00 pm, Eastern Time, on June 25, 2015, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Kirsten S. Linder of Dechert LLP, legal counsel to the Registrant at 617-728-7109.

Very truly yours,

TEKLA WORLD HEALTHCARE FUND

By:	/s/ Daniel R. Omstead
Name: Daniel R. Omstead
Title: President

June 23, 2015

Ms. Karen Rossotto

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Tekla World Healthcare Fund
Registration Statement on Form N-2
File Nos. 333-202638 and 811-23037

Dear Ms. Rossotto:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on March 10, 2015, the Preliminary Prospectus dated May 22, 2015, the Preliminary Prospectus dated May 28, 2015 and the Preliminary Prospectus dated May 29, 2015, began on May 22, 2015 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on June 25, 2015, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 80,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of Tekla World Healthcare Fund (the “Trust”), hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Time, on June 25, 2015 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 6 to the Registration Statement.

Sincerely,

WELLS FARGO SECURITIES, LLC

On behalf of the Several Underwriters

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Name: Jerry Raio
Title: Managing Director